ROBERT C. LASKOWSKI
Attorney at Law
520 S.W. Yamhill
Suite 600
Portland, Oregon 97204-1329

Telephone	Facsimile
(503) 241-0780	(503) 227-2980
e-mail: roblaw@hevanet.com

April 3, 2009

Tom Jones
Securities and Exchange Commission
100 F Street N. E.
Washington, D.C. 20549

Rotoblock Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 0-51428

Dear Mr. Jones:

Enclosed is a Preliminary Proxy Statement on Schedule 14A which now being filed in response to your comment letter of March 26, 2009.

We  respond to your comments on behalf of the company in the same order as they appeared in your letter.

Security Ownership of Executive Officers, Directors and Five Percent Stockholders

1.
The company has revoked and invalidated all of the previous consents received from the individuals disclosed in our letter of March 16, 2009. These were the only consents obtained. The company will proceed with the Proxy Statement which is enclosed in lieu of the previous Preliminary Information Statement.

2.	The company discloses the shares issuable upon exercise of the warrants held by Mr. Liu and Mr. Collins in the table on page 8.

The date and place of the special meeting, the record date for stockholders and other dates to be determined  will be completed when the definitive Proxy Statement is filed because the company’s Bylaws specify the record date for stockholders as the day before the notice of the special meeting is mailed.

Tom Jones
April 3, 2009

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter has been reviewed and approved by Chien Chih Liu, the company’s Chief Executive Officer.

If you have any questions regarding our responses, please contact this office.

Very truly yours,

/s/ Robert C. Laskowski
Robert C. Laskowski

/rcl
cc: Gene Liu